AdvancePierre Foods Holdings, Inc.

9987 Carver Road

Blue Ash, Ohio 45242

(800) 969-2747

July 12, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:                    H. Roger Schwall

Re:                             AdvancePierre Foods Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-210674)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-210674) (the “Registration Statement”) of AdvancePierre Foods Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective at 4:30 p.m., Washington, D.C. time, on July 14, 2016, or as soon as practicable thereafter.

The Company confirms that:

(i)                                     should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)                                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)          the Company may not assert staff comments and the declaration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Jonathan Ko of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5527. Thanks for your assistance in this matter.

Very truly yours,

AdvancePierre Foods Holdings, Inc.

By:	/s/ Michael B. Sims
Name:	Michael B. Sims
Title:	Chief Financial Officer, Executive Vice President, Treasurer and Secretary

cc:                                AdvancePierre Foods Holdings, Inc.
John N. Simons, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP
Jeffrey H. Cohen, Esq.
Gregg A. Noel, Esq.

Jonathan  Ko, Esq.
Allison M. Hunter, Esq.